Contact

www.linkedin.com/in/robbyn-
anand-4497a716 (LinkedIn)

Top Skills

Spectroscopy

Chemistry

UV/Vis

Languages

Tamil

Honors-Awards

Ruth L. Kirchstein National Research
Service Award (T32) Training Grant

Society of Analytical Chemists of
Pittsburgh Starter Grant

Top 40 Under 40 Power List, The
Analytical Scientist

Cottrell Scholars Award

National Science Foundation,
CAREER Award

Publications

Pressure-driven bipolar
electrochemistry

High-Throughput Selective Capture
of Single Circulating Tumor Cells
by Dielectrophoresis at a Wireless
Electrode Array

Analytical tools for characterizing
heterogeneity in organelle content.

Electric field gradient focusing in
microchannels with embedded
bipolar electrode

Electronic effects and the redox
potentials of catechol-boronate
complexes.

Patents

Device for electrokinetic focusing
and electrical detection of particles
and chemical species facilitate by a
porous electrode

Robbyn Anand

Suresh Faculty Fellow, Carlyle G. Caldwell Endowed Chair,
Department of Chemistry, Iowa State University
Ames, Iowa, United States

Summary

My research group develops microfluidic strategies that employ
electrokinetic phenomena and tissue-on-chip architectures to
address pressing needs in public health - including the prevention
of cancer spread and the management of kidney disease. As a
graduate advisor, I aim to cultivate graduate students' ability to think
independently, communicate effectively, and research ethically.

Experience

Coltie
Chief Executive Officer
October 2022 - Present (1 year 4 months)
Ames, Iowa, United States

Iowa State University
8 years 6 months

Associate Professor Of Chemistry
April 2022 - Present (1 year 10 months)
Ames, Iowa, United States

Assistant Professor of Chemistry
August 2015 - April 2022 (6 years 9 months)
Ames, Iowa

University of Washington
Research Associate (Post-doctorate)
January 2011 - June 2015 (4 years 6 months)

As a Postdoctoral Research Associate in Dr. Daniel Chiu's laboratory at the
University of Washington, I contributed to the development of a method for
detection of rare cells expressing low levels (<10,000) target surface antigens
on the eDAR platform (a cell sorting technology). We worked in collaboration
with Dr. Hubert Vesselle from U.W. Medicine to apply our technology to the
detection of circulating tumor cells (CTCs) in the peripheral blood of patients

Concentration enrichment, separation and cation exchange in water-in-oil droplets

Integrated selective capture, sequestration, fluidic isolation, electrical lysis and analysis of single cells

Apparatus and method for manipulation of discrete polarizable objects and phases.

High-throughput selective capture of biological cells by dielectrophoresis at a bipolar electrode array.

with non-small cell lung cancer (NSCLC) with the aim of gaining prognostic insight and developing treatment strategies to prevent development of further metastases.

University of Texas at Austin
Graduate Research Assistant
June 2005 - August 2010 (5 years 3 months)

I received my Ph.D. in Chemistry in Dr. Richard Crook's laboratory at the University of Texas at Austin. We developed electrokinetic techniques for enrichment and separation of charged species in microfluidic devices. Specifically, we used faradaic reactions at a bipolar electrode in a microfluidic channel to generate an ion depletion zone, which in the presence of an electric field, led to a locally enhanced electric field strength and an extended field gradient. Charged species introduced into the microfluidic channel under pressure driven flow were carried along the channel up until they reached a point on the field gradient at which their electrophoretic velocity was equal in magnitude and opposite in sign to the convective flow.

After completing my Ph.D., we have since collaborated to develop a membraneless seawater desalination technology.

Education

The University of Texas at Austin
Ph.D., Chemistry · (2005 - 2010)

Anderson University
B.A., Chemistry · (2000 - 2004)